# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BlackRock Fund Advisors, CIK 0001006249
CUSIP: 46435U473
Title of class of securities: ISHARES BB RATED CORP BOND
Address of issuer's principal executive offices: 400 HOWARD STREET, 400 HOWARD STREET, SAN FRANCISCO, California (CA), 94105
Date of event which requires filing of this statement: 10/28/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001007280-25-000014
Filed by CIK 0001007280

## Reporting persons
- PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Ohio (OH); sole voting power 2,770,479; sole dispositive power 2,770,479; 24.2% of the class

## Item 1. Issuer
Name of issuer: BlackRock Fund Advisors
Address of issuer's principal executive offices: 400 HOWARD STREET, 400 HOWARD STREET, SAN FRANCISCO, CALIFORNIA, 94105.

## Item 2. Person Filing
Name of person filing: Public Employees Retirement System of Ohio
Address of principal business office or, if none, residence:
277 East Town Street
Columbus, OH 43215
Citizenship: Ohio, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 2,770,479
Percent of class: 24.20%
Sole power to vote or to direct the vote: 2,770,479
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,770,479
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO: Jennifer Starr, Chief Financial Officer (03/17/2026)